Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: April 2, 2012

Commission File No. for Registration Statement

on Form S-4: 333-177895

KINDER MORGAN, INC.

April 2, 2012

Dear El Paso Corporation Stockholder:

This package is being mailed to you as a stockholder of record of El Paso Corporation (formerly known as Sirius Holdings Merger Corporation and referred to herein as “New El Paso”) in connection with the acquisition of New El Paso by Kinder Morgan, Inc. (“Kinder Morgan”) pursuant to the terms of the Agreement and Plan of Merger, dated as of October 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), entered into by, among others, Kinder Morgan and New El Paso. Pursuant to the Merger Agreement, Kinder Morgan will acquire New El Paso through a series of steps, which include what are referred to as the first merger and the second merger. The first merger involved only El Paso LLC (formerly a Delaware corporation known as El Paso Corporation and referred to herein as “Old El Paso”) and two of its then subsidiaries. Pursuant to the first merger, which occurred on March 26, 2012, each outstanding share of Old El Paso common stock was converted into one share of New El Paso common stock.

Pursuant to the Merger Agreement, at the effective time of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan or any of Kinder Morgan’s or New El Paso’s subsidiaries and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following:

•

0.9635 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $37.19 on a rounded basis) and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Per Share Warrant Consideration”) (a “Stock Election”);

•	$25.91 in cash without interest and the Per Share Warrant Consideration (a “Cash Election”); or

•

0.4187 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $16.16 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration (a “Mixed Election”).

The first merger and second merger were considered and approved at a special meeting of Old El Paso stockholders held on March 9, 2012. Pending receipt of all necessary regulatory approvals and the satisfaction of certain other closing conditions specified in the Merger Agreement, we currently expect that the second merger will be consummated in May 2012.

Enclosed is an Election Form and Letter of Transmittal and related documents that pertain to the second merger. In addition, enclosed is an Election and Transmittal Information Booklet for your reference. In order to make an election, please complete, sign and return the Election Form and Letter of Transmittal, with either (i) all stock certificate(s) (if applicable) representing your shares of New El Paso common stock or confirmation of book-entry transfer, as applicable, or (ii) a properly completed Notice of Guaranteed Delivery, together with any other documentation reasonably required by Kinder Morgan’s exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”), to the Exchange Agent at one of the addresses set forth below so that it is RECEIVED no later than the Election Deadline. Do not send your election materials to New El Paso, Old El Paso, Kinder Morgan or the Information Agent.

The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan, Inc. will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline. You will have at least twenty business days (and thirty calendar days) from the first date on which this Election Form and Letter of Transmittal is mailed to make your election. In the event that the expected effective time of the second merger and the Election Deadline change, we will announce the revised dates in a press release, on our web sites at www.kindermorgan.com and www.elpaso.com and in a filing with the Securities and Exchange Commission (the “SEC”). You may also obtain up-to-date information regarding the Election Deadline by calling MacKenzie Partners, Inc., Kinder Morgan’s information agent (the “Information Agent”), at (800) 322-2885. If you hold your shares of New El Paso common stock in “street name” or in another manner, you may be subject to an earlier deadline. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly.

If you do not make a valid election, you will be deemed to have made a Mixed Election with respect to your shares of New El Paso common stock.

For a full discussion of the transactions and the effect of your election, see the Merger Agreement and the information statement/proxy statement/prospectus, dated March 23, 2012, that is enclosed with this Election Form and Letter of Transmittal (as it may be amended from time to time, the “Proxy Statement”). BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT, PROXY STATEMENT (INCLUDING ANNEXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND THE ACCOMPANYING INSTRUCTIONS TO THIS ELECTION FORM AND LETTER OF TRANSMITTAL.

You are able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Kinder Morgan and New El Paso through the web site maintained by the SEC at www.sec.gov. If you wish to request documents, you should do so at least 5 business days before the Election Deadline. THE INFORMATION CONTAINED IN THE PROXY STATEMENT IS BASED ON POST-EFFECTIVE AMENDMENT NO. 2 TO KINDER MORGAN’S REGISTRATION STATEMENT ON FORM S-4, DATED MARCH 1, 2012, AND DOES NOT REFLECT SUBSEQUENT DEVELOPMENTS. However, the Proxy Statement incorporates by reference subsequent filings with the SEC by New El Paso and Kinder Morgan. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

email: election@mackenziepartners.com

Richard D. Kinder Chairman and Chief Executive Officer Kinder Morgan, Inc

.

This Election Form and Letter of Transmittal is dated April 2, 2012 and is first being mailed to stockholders of El Paso on or about April 2, 2012.

INSTRUCTIONS

(Please read carefully all of the instructions below)

1. Delivery; Election Deadline: For any election contained herein to be considered, this Election Form and Letter of Transmittal, properly completed in accordance with these instructions and signed, together with either your stock certificate(s) or evidence of shares in book-entry form, as applicable, or a properly completed Notice of Guaranteed Delivery, and any other documentation reasonably required by the Exchange Agent, to the Exchange Agent at one of the following addresses so that it is actually received by the Exchange Agent at or prior to the Election Deadline.

If delivering by mail:	If delivering by courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V
Providence, RI 02940-3011	250 Royall Street Canton, MA 02021

Do not send such materials to New El Paso, Old El Paso, Kinder Morgan or the Information Agent because they will not be forwarded to the Exchange Agent and your election will be invalid. The method of delivery is at the option and risk of the surrendering stockholder. Registered mail, appropriately insured, with return receipt requested, is suggested. A return envelope is enclosed for your convenience. Delivery shall be effected, and risk of loss and title will pass, only upon proper delivery of the certificate(s) or book-entry shares to the Exchange Agent.

The Election Deadline has not yet been determined. Kinder Morgan, Inc. will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline. You will have at least twenty business days (and thirty calendar days) from the first date on which this Election Form and Letter of Transmittal is mailed to make your election. In the event that the expected effective time of the second merger and the Election Deadline change, we will announce the revised dates in a press release, on our web sites at www.kindermorgan.com and www.elpaso.com and in a filing with the SEC. You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (800) 322-2885. If you hold your shares of New El Paso common stock in “street name” or in another manner, you may be subject to an earlier deadline. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly.

The Exchange Agent, in its sole discretion, will determine whether any Election Form and Letter of Transmittal is received on a timely basis and whether an Election Form and Letter of Transmittal has been properly completed.

2. Revocation or Change of Election Form: Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have discretion to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made. No election may be revoked or changed after the Election Deadline unless and until the Agreement and Plan of Merger, dated as of October 16, 2011, by and among El Paso and certain of its subsidiaries and Kinder Morgan and certain of its subsidiaries (as it may be amended from time to time, the “Merger Agreement”) is terminated. See Instruction 4.

3. Surrender of Original Certificate(s); Lost, Stolen or Destroyed Certificate(s): For any election contained herein to be effective, this Election Form and Letter of Transmittal must be accompanied by the original certificate(s) evidencing your shares of New El Paso common stock and any required accompanying evidences of authority. From and after the effective time of the first merger, each share of Old El Paso common stock was deemed to represent a share of New El Paso common stock, without any action on the part of the holder of such share. Therefore, original certificate(s) evidencing your shares of New El Paso common stock will be those original certificate(s) evidencing your previous shares of Old El Paso common stock. If your certificate(s) has been lost, stolen or destroyed, contact the Exchange Agent at (877) 453-1503 prior to submitting this Election Form and Letter of Transmittal.

4. Termination of Merger Agreement: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return stock certificate(s) representing shares of New El Paso common stock via registered mail or through a book-entry transfer for shares held in street name. The Exchange Agent and New El Paso will use their commercially reasonable efforts to facilitate return of such stock certificate(s) in the event of termination of the Merger Agreement, but return of certificate(s) other than by registered mail will only be made at the expense, written direction and risk of the requesting New El Paso stockholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5. Signatures: If this Election Form and Letter of Transmittal is signed by the registered holder(s) of the shares surrendered, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) surrendered or on the assignment authorizing transfer, without alteration, enlargement or any change whatsoever. Do not sign the certificate(s) because signatures are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled “Special Payment and Issuance Instructions” or are for the account of an Eligible Institution (as defined below). If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary capacity who are not identified as such to the registration must be accompanied by proper evidence of the signatory’s authority to act.

6. Guarantee of Signatures: No signature guarantee is required on this Election Form and Letter of Transmittal if (a)(i) this Election Form and Letter of Transmittal is signed by the registered holder(s) (including any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of such shares) of shares surrendered with this Election Form and Letter of Transmittal and (ii) such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment and Issuance Instructions”; or (b) such shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on this Election Form and Letter of Transmittal must be guaranteed by an Eligible Institution.

7. Special Payment and Issuance Instructions: If the merger consideration is to be made payable to or registered in a name other than the name(s) that appear(s) on the surrendered certificate(s), indicate the name(s) and address in the box captioned “Special Payment and Issuance Instructions.” The stockholder(s) named will be considered the record owner(s) and should complete the section entitled “Signatures Required” and the Substitute Form W-9 (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov). If the section entitled “Special Payment and Issuance Instructions” is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution. If the surrendered stock certificate(s) are registered in the name of a person other than the signer of this Election Form and Letter of Transmittal, or if issuance is to be made to a person other than the signer of this Election Form and Letter of Transmittal or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificate(s) must be endorsed or accompanied by duly executed stock powers, in each case signed exactly as the name(s) of the registered owner(s) appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein.

8. Special Delivery Instructions: If the merger consideration is to be delivered to another address than that set forth next to the signature of the registered holder, indicate the address in the box captioned “Special Delivery Instructions.” If the section entitled “Special Delivery Instructions” is completed, then signatures on this Election Form and Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution.

9. IRS Form W-9: Under U.S. Federal income tax law, a non-exempt stockholder is required to provide the Exchange Agent with such stockholder’s correct Taxpayer Identification Number (“TIN”) on the enclosed Internal Revenue Service (“IRS”) Form W-9. Stockholders who have a Form W-9 on file with the Exchange Agent do not need to provide another Form W-9 to the Exchange Agent. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the instructions included on the enclosed IRS Form W-9 for additional guidance on which number to report. Failure to provide the information on the form may subject the surrendering stockholder to U.S. federal income tax withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) on the payment of any cash. If a TIN has not been issued to a surrendering stockholder and such stockholder has applied for a number or intends to apply for a number in the near future, such stockholder must write “Applied For” in the space for the TIN on the enclosed IRS Form W-9. If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) will apply to all payments to such surrendering stockholders of any cash consideration due for their former shares. Please review the instructions included on the enclosed IRS Form W-9 for additional information.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX

CONSULTANT OR THE INTERNAL REVENUE SERVICE

TO STOCKHOLDERS OF EL PASO CORPORATION

(f/k/a Sirius Holdings Merger Corporation)

ELECTION AND TRANSMITTAL INFORMATION BOOKLET

This information booklet from Kinder Morgan, Inc. (“Kinder Morgan”) is provided to stockholders of El Paso Corporation (formerly known as Sirius Holdings Merger Corporation and referred to herein as “New El Paso”). It answers frequently asked questions, briefly describes your options and provides information and instructions on how to make your election and submit your stock certificate(s). We urge you to read all of the instructions to the enclosed Election Form and Letter of Transmittal carefully and review the Frequently Asked Questions below, as well as the Agreement and Plan of Merger, dated as of October 16, 2011, by, among others, Kinder Morgan, New El Paso and El Paso LLC (formerly known as El Paso Corporation) (as it may be amended from time to time, the “Merger Agreement”) and the information statement/proxy statement/prospectus, dated March 23, 2012 (as it may be amended from time to time, the “Proxy Statement”), which is enclosed with these materials. After reviewing these materials, please complete the Election Form and Letter of Transmittal and send it in the enclosed envelope to the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”). If you have additional questions after reading these materials, you should contact the information agent, MacKenzie Partners, Inc. (the “Information Agent”), at (800) 322-2885.

The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline.

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Form and Letter of Transmittal?

Pursuant to the Agreement and Plan of Merger, dated as of October 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Kinder Morgan, Inc., a Delaware corporation (“Kinder Morgan”), Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, El Paso LLC, a Delaware limited liability company, formerly a Delaware corporation known as El Paso Corporation (“Old El Paso”), New El Paso and Sirius Merger Corporation, a Delaware corporation, Kinder Morgan will acquire New El Paso through a series of steps, which include what are referred to as the first merger and the second merger.

The first merger involved only Old El Paso and two of its then subsidiaries. Pursuant to the first merger, which occurred on March 26, 2012, each outstanding share of Old El Paso common stock was converted into one share of New El Paso common stock. As of the effective time of the first merger, all certificates representing shares of Old El Paso common stock were deemed to represent shares of New El Paso common stock, without any action on the part of the holders. Therefore, the stock certificate(s) to be submitted with the Election Form and Letter of Transmittal are those stock certificate(s) previously representing shares of Old El Paso common stock

Pursuant to the Merger Agreement, at the effective time of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan or any of Kinder Morgan’s or New El Paso’s subsidiaries and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following:

•

0.9635 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $37.19 on a rounded basis) and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Per Share Warrant Consideration”) (a “Stock Election”);

•	$25.91 in cash without interest and the Per Share Warrant Consideration (a “Cash Election”); or

•

0.4187 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $16.16 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration (a “Mixed Election”).

The closing price of New El Paso common stock as of March 23, 2012 was $30.18 per share.

The second merger will result in Old El Paso and New El Paso becoming wholly owned subsidiaries of Kinder Morgan. For a full discussion of the transactions and the effect of your election, see the Merger Agreement and the information statement/proxy statement/prospectus, dated March 23, 2012, that is enclosed with this Election Form and Letter of Transmittal (as it may be amended from time to time, the “Proxy Statement”). BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT, PROXY STATEMENT (INCLUDING ANNEXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND THE ACCOMPANYING INSTRUCTIONS TO THIS ELECTION FORM AND LETTER OF TRANSMITTAL.

You are able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Kinder Morgan and New El Paso through the web site maintained by the SEC at www.sec.gov. If you wish to request documents, you should do so at least 5 business days before the Election Deadline. THE INFORMATION CONTAINED IN THE PROXY STATEMENT IS BASED ON POST-EFFECTIVE AMENDMENT NO. 2 TO KINDER MORGAN’S REGISTRATION STATEMENT ON FORM S-4, DATED MARCH 1, 2012, AND DOES NOT REFLECT SUBSEQUENT DEVELOPMENTS. However, the Proxy Statement incorporates by reference subsequent filings with the SEC by New El Paso and Kinder Morgan. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

email: election@mackenziepartners.com

An Election Form and Letter of Transmittal is being mailed to each stockholder holding New El Paso common stock as of the record date. It is to be used to make a mixed, cash or stock election and to surrender stock certificate(s). If you also hold shares with a broker, dealer, commercial bank, trust company or other nominee, you will receive separate instructions from that broker, dealer, commercial bank, trust company or other nominee.

2.	What is the Election Form and Letter of Transmittal?

The enclosed Election Form and Letter of Transmittal does two things. First, it lets us know your preferred form of payment for your shares of New El Paso common stock. Second, it allows you to surrender your stock certificate(s) (if applicable) in order to receive payment for the shares of New El Paso common stock that you own.

3.	How do I complete the Election Form and Letter of Transmittal?

The Election Form and Letter of Transmittal is divided into separate sections. Instructions for completing each section are set forth in the Election Form and Letter of Transmittal, where applicable.

When completed, please sign and date the Election Form and Letter of Transmittal and send it to the Exchange Agent in the enclosed envelope along with your stock certificate(s) (if applicable) so that you can make your election to receive either (i) cash and warrants to purchase shares of Kinder Morgan Class P common stock, (ii) shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock or (iii) a combination of cash and shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock. Please see Question 14 for important information concerning the transmittal of your Election Form and Letter of Transmittal to the Exchange Agent. Please note that if your shares are held jointly, signatures of both owners are required.

Consistent with the terms of the Merger Agreement, the Election Form and Letter of Transmittal authorizes the Exchange Agent to take all actions necessary to accomplish the delivery of the shares of Kinder Morgan Class P common stock, warrants to purchase shares of Kinder Morgan Class P common stock and/or cash in exchange for your shares of New El Paso common stock.

Please return your stock certificate(s) (if applicable) along with the Election Form and Letter of Transmittal in the enclosed envelope. Do not sign the back of your stock certificate(s) except in those circumstances described in Instruction 7 on the Instruction Letter.

4.	How do I make an election if I hold my shares through a broker, dealer, commercial bank, trust company or other nominee?

If you hold your shares of New El Paso common stock through a broker, dealer, commercial bank, trust company or other nominee, you should instruct such broker, dealer, commercial bank, trust company or other nominee what election to make on your behalf by carefully following the instructions you will receive from your broker, dealer, commercial bank, trust company or other nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election. Please contact your broker, dealer, commercial bank, trust company or other nominee with any questions.

5.	When is my Election Form and Letter of Transmittal due?

Your Election Form and Letter of Transmittal and your stock certificate(s) (if applicable) must be RECEIVED by the Exchange Agent by the Election Deadline, which will be 5:00 p.m., New York City time, on the second business day prior to the effective time of the second merger. If you hold your shares through a broker, bank, commercial bank, trust company or other nominee, you must return your election instructions to them in time for them to respond by the Election Deadline. Please refer to the instructions provided by your broker, bank, commercial bank, trust company or other nominee.

6.	What if I do not send a form of election or it is not received?

If you do not make a valid election with respect to any New El Paso shares you own of record, after completion of the proposed transactions, you will receive written instructions from the Exchange Agent on how to exchange your New El Paso shares for the merger consideration.

If you do not make a valid election for any reason, then you will have no control over the type of merger consideration you receive. New El Paso stockholders not making a valid election will be deemed to have made a Mixed Election. You will be deemed to have made a Mixed Election if:

•	You fail to follow the instructions on the “Election Form and Letter of Transmittal” or otherwise fail properly to make an election;

•

A properly completed “Election Form and Letter of Transmittal,” together with your stock certificate(s) (if applicable), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, is not received by the Exchange Agent at or before the Election Deadline;

•	You properly and timely revoke a prior election without making a new election; or

•	You check the “No Election” box on the Election Form.

You bear the risk of proper and timely delivery.

7.	I have received more than one set of election materials related to the Merger Agreement in connection with the election. Do I need to complete them all?

Yes. If you received more than one set of election materials, this indicates that you own stock in more than one manner, that you own stock in more than one name or that you hold New El Paso equity awards. For example, you may have shares registered directly with New El Paso; you may own New El Paso shares through a third party, such as a broker; you may own shares in both single name and joint name; or you may hold options to purchase shares of New El Paso common stock. Each set of election materials you receive is specific to the manner in which you hold your shares of or equity awards denominated in New El Paso common stock. Failure to properly complete an Election Form (and Letter of Transmittal, as the case may be) means that no election will be made with respect to the shares or equity awards to which that Election Form (and Letter of Transmittal, if applicable) applies and you will be deemed to have made a Mixed Election with respect to such shares or equity awards, as the case may be.

8.	Can I change my election after the Election Form and Letter of Transmittal have been submitted?

Yes. You may revoke your election prior to the Election Deadline by submitting a written notice of revocation to the Exchange Agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of New El Paso and such other information as the Exchange Agent may request. If you instructed a broker, dealer, commercial bank, trust company or other nominee to submit an election for your shares, you must follow the directions of your broker, dealer, commercial bank, trust company or other nominee for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice or materials must be received by the Exchange Agent by the Election Deadline in order for the revocation or new election to be valid.

9.	Am I guaranteed to receive what I ask for on the Election Form?

No. Your election is subject to proration, adjustment and certain limitations as set forth in the Merger Agreement. If you make a cash election and the cash election is oversubscribed, then you will receive a portion of the merger consideration in stock. Similarly, if you make the stock election and the cash election is undersubscribed, then you will receive a portion of the merger consideration in cash. Accordingly, you may not receive exactly the type of consideration you elect to receive. You instead will receive a mix of stock and cash calculated based on (i) the number of shares making each type of election, (ii) the requirement under the Merger Agreement to preserve the overall mix such that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock and (iii) the need to preserve the intended treatment of the transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The proration rules referenced in this paragraph are explained in greater detail under the section captioned “The Transactions—New El Paso Stockholders Making Elections” in the Proxy Statement. There also can be no guarantee as to the value of the merger consideration you receive relative to the value of the New El Paso shares you are exchanging. You should obtain current market quotations for Kinder Morgan Class P common stock and for New El Paso common stock.

10.	Will I receive any fractional shares or fractional warrants?

No. No fractional shares of Kinder Morgan Class P common stock and no fractional warrants to purchase a share of Kinder Morgan Class P common stock will be issued in connection with the second merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of Kinder Morgan Class P common stock or any fractional warrant to purchase a share of Kinder Morgan Class P common stock you might otherwise have been entitled to receive, based on a portion of the proceeds from the sale of all fractional shares in the market by the Exchange Agent.

11.	How long will it take to receive the merger consideration after the second merger is completed?

After the effective time of the second merger, upon the surrender of your stock certificate(s) (if applicable) (or effective affidavits of loss in lieu of such stock certificate(s)), together with a properly completed Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, you will receive the cash and/or shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock as soon as practicable from the Exchange Agent.

Shares of Kinder Morgan Class P common stock will be issued via a Direct Registration System® (DRS) stock distribution statement. You will not receive a stock certificate unless requested.

Each warrant to purchase a share of Kinder Morgan Class P common stock will be issued as soon as practicable from the Exchange Agent.

Kinder Morgan and New El Paso hope to complete the transactions as soon as reasonably practicable and currently expect the closing to be consummated in May 2012. However, the transactions are subject to regulatory approvals and the satisfaction or waiver of other conditions, as described in the Merger Agreement, and it is possible that factors outside the control of Kinder Morgan or New El Paso could result in the second merger being completed at an earlier time, a later time or not at all. There can be no assurance as to when or if the second merger will close.

12.	What if I cannot locate my stock certificate(s)?

If any of your certificate(s) representing shares of New El Paso common stock has been lost, stolen or destroyed, contact Computershare Trust Company, N.A. at 1-877-453-1503 before making your election. See Instruction 3 on the Instruction Letter.

13.	What are the tax consequences associated with each of the election options?

Different tax consequences may be associated with each of the election options. The tax consequences to you of the second merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your shares of New El Paso common stock for shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock, cash and warrants to purchase shares of Kinder Morgan Class P common stock or a combination of shares of Kinder Morgan Class P common stock, cash and warrants to purchase shares of Kinder Morgan Class P common stock. You can also refer to the general description of tax consequences under the caption “The Transaction — Material U.S. Federal Income Tax Consequences of the Transactions” in the Proxy Statement.

14.	How should I send in my signed documents and stock certificates?

An envelope addressed to the Exchange Agent is enclosed with this package. You may use this envelope to return your Election Form and Letter of Transmittal, your stock certificate(s) (if applicable) and any additional documentation that may be required to make your election complete. If you do not have the envelope, you may send such materials to:

If delivering by mail:	If delivering by courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V
Providence, RI 02940-3011	250 Royall Street Canton, MA 02021

If you are mailing stock certificate(s), we recommend that they be sent (using the return envelope provided) by registered mail, properly insured, with return receipt requested. You may instead choose to send your documentation to the Exchange Agent by an overnight delivery service, also properly insured. The amount of insurance that may be purchased from overnight delivery services may be greater than is available if you send the documents by mail. Please do not return any documents to New El Paso, El Paso, Kinder Morgan or the Information Agent.

Until your stock certificate(s) are actually received by the Exchange Agent, delivery is not effected; you will continue to hold title to the certificate(s) and bear the risk of loss.

15.	Will there be any fees associated with the exchange of my shares for the merger consideration?

There will not be any fees associated with the exchange except in certain limited circumstances unless you need to replace lost, stolen or destroyed stock certificate(s) or request a check or certificate representing Kinder Morgan Class P common stock or warrants to purchase Kinder Morgan Class P common stock in a name(s) other than your name.

16.	How do I change my address on the Election Form and Letter of Transmittal?

Mark through any incorrect address information that is printed on the front of the Election Form and Letter of Transmittal. Clearly print the correct address in the area beside the printed information. If you would like to receive your payment at a different address from that imprinted on the front of the Election Form and Letter of Transmittal, please complete the box entitled “Special Delivery Instructions”.

17.	What do I do if I want part or all of the merger consideration paid or issued to someone else?

Please complete the box captioned “Special Payment and Issuance Instructions” in order to transfer the merger consideration to someone else.

18.	Who do I call if I have additional questions?

You may contact MacKenzie Partners, Inc. at (800) 322-2885.

ELECTION INFORMATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT

5:00 P.M., NEW YORK TIME, ON THE SECOND BUSINESS DAY PRIOR TO THE

EFFECTIVE TIME OF THE SECOND MERGER (THE “ELECTION DEADLINE”).

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

On October 16, 2011, Kinder Morgan, Inc., a Delaware corporation (“Kinder Morgan”), Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, El Paso LLC, a Delaware limited liability company, formerly a Delaware corporation known as El Paso Corporation (“Old El Paso”), Sirius Holdings Merger Corporation, a Delaware corporation now known as El Paso Corporation (“New El Paso”) and Sirius Merger Corporation, a Delaware corporation, entered into the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”).

Subject to the terms and conditions of the terms of the Merger Agreement (attached as Annex A to the information statement/proxy statement/prospectus dated March 23, 2012 and mailed to Old El Paso stockholders of record as of March 26, 2012), New El Paso stockholders have the opportunity to elect, subject to certain limitations, for each share of New El Paso common stock:

1.	STOCK ELECTION: 0.9635 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $37.19 on a rounded basis) and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Per Share Warrant Consideration”),

2.	CASH ELECTION: $25.91 in cash without interest and the Per Share Warrant Consideration,

3.	MIXED ELECTION: 0.4187 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $16.16 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration; or

4.	NO ELECTION, which shall be the same as making a “Mixed Election.”

New El Paso stockholders will be deemed to have made a “MIXED ELECTION” if:

•	The “Election Form and Letter of Transmittal” is not properly completed or if they otherwise fail properly to make an election;

•

A properly completed “Election Form and Letter of Transmittal,” together with their stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, is not received by the Exchange Agent at or before the Election Deadline;

•	They properly and timely revoke a prior election without making a new election; or

•	They check the “No Election” box on the Election Form.

These elections will be subject to proration based on (i) a proration adjustment if cash consideration is oversubscribed, (ii) a proration adjustment if cash consideration is undersubscribed and (iii) a proration adjustment to preserve the intended treatment of the transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Election and Transmittal Form Information Booklet regarding the election process for registered stockholders.

2.	The Election Form and Letter of Transmittal, with instructions, that enables registered stockholders to make their elections and surrender their stock certificate(s), including a IRS Form W-9 to certify their taxpayer identification/social security numbers.

3.	A Notice of Guaranteed Delivery to be used by brokers, dealers, commercial banks, trust companies and other nominees to make an election if the procedures for delivering the necessary certificate(s) representing shares of New El Paso common stock cannot be completed on a timely basis.

4.	A proposed client letter, which you may wish to use to obtain election instructions from your clients.

YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE SECOND BUSINESS DAY PRIOR TO THE EFFECTIVE TIME OF THE SECOND MERGER.

For an election to be valid, a duly executed and properly completed election form including any required signature guarantees and any other documents should be sent to the Exchange Agent, together with either certificate(s) representing surrendered shares or timely confirmation of book-entry transfer, must be delivered to the Exchange Agent no later than the Election Deadline in accordance with the instructions contained in the Election Form and Letter of Transmittal.

Stockholders whose certificate(s) are not immediately available or who cannot deliver such certificate(s) and all other documents to the Exchange Agent, or who cannot complete the procedures for book-entry transfer, prior to the Election Deadline must surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery.

No fees or commissions will be payable by New El Paso or Kinder Morgan, or any officer, director, stockholder, agent or other representative of New El Paso or Kinder Morgan, to any broker, dealer or other person for soliciting surrender of shares pursuant to the election (other than fees paid to Computershare Trust Company, N.A. for services in connection with the election and exchange process). Kinder Morgan will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

Any inquiries you may have with respect to the election should be addressed to MacKenzie Partners, Inc. at (800) 322-2885. Additional copies of the enclosed materials may be obtained by contacting MacKenzie Partners, Inc. at (800) 322-2885.

KINDER MORGAN, INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE THE APPOINTMENT OF YOU OR ANY PERSON AS AN AGENT OF NEW El PASO, OLD EL PASO, KINDER MORGAN, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR TO AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE ELECTION OTHER THAN THE USE OF THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

ELECTION INFORMATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON THE SECOND BUSINESS DAY PRIOR TO THE EFFECTIVE TIME OF THE SECOND MERGER (THE “ELECTION DEADLINE”).

UNLESS WE HAVE OTHERWISE ADVISED YOU OF AN EARLIER PROCESSING DEADLINE, IT IS IMPERATIVE THAT WE RECEIVE YOUR INSTRUCTIONS PRIOR TO THE ELECTION DEADLINE IN ORDER TO PROPERLY FULFILL YOUR INSTRUCTIONS.

To Our Clients:

On October 16, 2011, Kinder Morgan, Inc., a Delaware corporation (“Kinder Morgan”), Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, El Paso LLC, a Delaware limited liability company, formerly a Delaware corporation known as El Paso Corporation (“Old El Paso”), Sirius Holdings Merger Corporation, a Delaware corporation now known as El Paso Corporation (“New El Paso”) and Sirius Merger Corporation, a Delaware corporation, entered into the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”).

Subject to the terms and conditions of the terms of the Merger Agreement (attached as Annex A to the information statement/proxy statement/prospectus dated March 23, 2012 and mailed to Old El Paso stockholders of record as of March 26, 2012), New El Paso stockholders have the opportunity to elect, subject to certain limitations, for each share of New El Paso common stock:

1.	STOCK ELECTION: 0.9635 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $37.19 on a rounded basis) and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Per Share Warrant Consideration”),

2.	CASH ELECTION: $25.91 in cash without interest and the Per Share Warrant Consideration,

3.	MIXED ELECTION: 0.4187 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $16.16 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration; or

4.	NO ELECTION, which shall be the same as making a “Mixed Election.”

New El Paso stockholders will be deemed to have made a “MIXED ELECTION” if:

•	The “Election Form and Letter of Transmittal” is not properly completed or if they otherwise fail properly to make an election;

•

A properly completed “Election Form and Letter of Transmittal,” together with their stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, is not received by the Exchange Agent at or before the Election Deadline;

•	They properly and timely revoke a prior election without making a new election; or

•	They check the “No Election” box on the Election Form.

These elections will be subject to proration based on (i) a proration adjustment if cash consideration is oversubscribed, (ii) a proration adjustment if cash consideration is undersubscribed and (iii) a proration adjustment to preserve the intended treatment of the transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Because we are the holder of record for your shares, only we can make an election for your shares in accordance with your instructions. Please instruct us on how to make an election with respect to your shares of New El Paso common stock. If you do not provide us with instructions, we will not make an election for you and you will be deemed to have made a “Mixed Election.”

Please note the following:

•

The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan, Inc. will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline. You will have at least twenty business days (and thirty calendar days) from the first date on which this Election Form and Letter of Transmittal is mailed to make your election. It is currently anticipated that the second merger will be consummated in May 2012. Unless we have otherwise advised you of an earlier processing deadline, it is imperative that we receive your instructions prior to the Election Deadline.

•	If you miss our processing deadline, you will be deemed to have made a “Mixed Election.”

•

An exchange for cash will be treated as a sale of stock. Because individual circumstances may differ, you should consult your tax advisor to determine the tax effects of the merger, including the application and effect of foreign, federal, state, local or other tax laws.

Please provide your signed instructions below:

ELECTION OPTIONS

STOCK ELECTION (0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a stock election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a stock election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make a stock election.

CASH ELECTION ($25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a cash election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a cash election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make a cash election.

MIXED ELECTION (0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a mixed election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a mixed election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make a mixed election.

NO ELECTION

☐	Mark this box to make no election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make no election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make no election.

No guarantee can be made that you will receive the amount of cash consideration or stock consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the shares of New El Paso common stock being exchanged. You are encouraged to obtain current market quotations for Kinder Morgan Class P common stock when making your election.

If you do not elect one of these options or if you elect the “No Election” option, the Exchange Agent will treat you as having made the “Mixed Election.”

Signature of Stockholder	Signature of Stockholder	Phone Number

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION

AND RISK OF THE ELECTING STOCKHOLDER. IF DELIVERED BY MAIL,

REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, IS RECOMMENDED.

IN ALL CASES, SUFFICIENT TIME SHOULD BE

ALLOWED TO ENSURE DELIVERY.

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT YOUR BROKER OR

FINANCIAL ADVISOR DIRECTLY.

PROMPT ACTION IS REQUESTED.

NOTICE OF GUARANTEED DELIVERY

OF

SHARES OF COMMON STOCK

OF El PASO CORPORATION

(f/k/a Sirius Holdings Merger Corporation)

This form, or a facsimile hereof, must be used in connection with your election if:

1.	The certificate(s) for the shares of common stock of El Paso Corporation (formerly known as Sirius Holdings Merger Corporation) are not immediately available;

2.	Time will not permit the Election Form and Letter of Transmittal and other required documents to be delivered to the Exchange Agent on or before the Election Deadline; or

3.	The procedures for book-entry transfer cannot be completed on a timely basis.

This form and the Election Form and Letter of Transmittal may be delivered by mail or facsimile transmission to the Exchange Agent, and must be received by the Exchange Agent on or before the Election Deadline.

The Exchange Agent is:

Computershare Trust Company, N.A.

If delivering by mail:	By facsimile transmission:	If delivering by courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011	For Eligible Institution Only: (617) 360-6810	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V
Providence, RI 02940-3011	For Confirmation Only Telephone: (781) 575-2332	250 Royall Street Canton, MA 02021

Delivery of this form to an address other than as set forth above or transmission via facsimile to a number other than one listed above does not constitute a valid delivery.

The undersigned hereby surrenders to Computershare Trust Company, N.A., the Exchange Agent, upon the terms and subject to the conditions set forth in the Merger Agreement, the Proxy Statement and the related Election Form and Letter of Transmittal, receipt of which are hereby acknowledged, the number of shares of common stock of El Paso Corporation (formerly known as Sirius Holdings Merger Corporation) set forth on the reverse side of this Notice of Guaranteed Delivery.

Number of Shares Surrendered:

Certificate Number(s) (if available):

☐	Check Box if Shares Will Be Surrendered by Book-Entry Transfer

DTC Account Number:

Name(s) of Record Holder(s):

Address:

Telephone Number: ( )

Social Security Number or Employer Identification Number:

Dated: , 2012

Signature (s)

GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office, branch or agency in the United States, hereby guarantees to deliver to the Exchange Agent certificates representing the shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book-entry transfer into the Exchange Agent’s account at The Depository Trust Company), together with (i) a properly completed and duly executed Election Form and Letter of Transmittal (or facsimile thereof) with any required signature guarantees, and (ii) any other required document, within two business days after the Election Deadline, which will be 5:00 p.m., New York City Time, on the second business day prior to the effective time of the second merger.

Name of Firm:
(Authorized Signature)

Address:	Name:

Title:

Telephone Number: ( )	Dated: , 2012

DO NOT SEND STOCK CERTIFICATE(S) WITH THIS FORM. STOCK CERTIFICATE(S) MUST BE SENT WITH THE ELECTION FORM AND LETTER OF TRANSMITTAL.

This form is not to be used to guarantee signatures. If a signature on the Election Form and Letter of Transmittal requires a Medallion Signature Guarantee, such guarantee must appear in the applicable space provided on the Election Form and Letter of Transmittal. If you have any questions or would like to request additional copies of the election materials, please call Kinder Morgan’s Information Agent, MacKenzie Partners, Inc. at (800) 322-2885.

Please indicate below your election with respect to the number of shares set forth on this Notice of Guaranteed Delivery:

ELECTION OPTIONS

STOCK ELECTION (0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a stock election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a stock election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make a stock election.

CASH ELECTION ($25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a cash election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a cash election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make a cash election.

MIXED ELECTION (0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a mixed election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a mixed election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make a mixed election.

NO ELECTION

☐	Mark this box to make no election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make no election with respect to the following number of your New El Paso shares: . Please fill in the number of shares for which you would like to make no election.

KINDER MORGAN, INC.

April 2, 2012

Dear El Paso Corporation Equity Award Holder:

This package is being mailed to you in connection with the acquisition of El Paso Corporation (formerly known as Sirius Holdings Merger Corporation and referred to herein as “New El Paso”) by Kinder Morgan, Inc. (“Kinder Morgan”) pursuant to the terms of the Agreement and Plan of Merger, dated as of October 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), entered into by, among others, Kinder Morgan and New El Paso. Pursuant to the Merger Agreement, Kinder Morgan will acquire New El Paso through a series of steps, which include what are referred to as the first merger and the second merger. The first merger involved only El Paso LLC (formerly a Delaware corporation known as El Paso Corporation and referred to herein as “Old El Paso”) and two of its subsidiaries. Pursuant to the first merger, which occurred on March 26, 2012, each outstanding share of Old El Paso common stock was converted into one share of common stock of New El Paso, and each outstanding El Paso equity award was converted, on the same terms and conditions, into an equivalent New El Paso equity award (i.e., an equity award denominated in shares of common stock of New El Paso).

Subject to the terms and conditions of the Merger Agreement,

•

each option to purchase shares of New El Paso common stock outstanding immediately prior to the second merger (whether or not vested), by virtue of the occurrence of the second merger and without any action on the part of any holder of an option, will, immediately prior to the second merger, be deemed exercised for that number of shares of New El Paso common stock (referred to as the “net exercise shares”) equal to, rounded down to the nearest whole share, (i) the number of shares of New El Paso common stock subject to the option immediately prior to the second merger minus (ii) the number of whole and partial (computed to the nearest four decimal places) shares of New El Paso common stock subject to the option which, when multiplied by the “fair market value” (as defined in the applicable equity award plan) of a share of New El Paso common stock as of immediately prior to the second merger, is equal to the aggregate exercise price of such option.

•

each share of restricted new El Paso common stock (as converted in connection with the first merger and referred to as a “New El Paso restricted share”) that is outstanding immediately prior to the second merger will, upon the second merger, automatically vest.

•

each New El Paso restricted stock unit that is subject to vesting based on the achievement of performance conditions (as converted in connection with the first merger and referred to as a “New El Paso performance RSU”) that is outstanding immediately prior to the second merger will, upon the second merger, vest based on a target payout percentage of 100%, and shares of New El Paso common stock will be deemed to be issued in settlement therefor.

All net exercise shares deemed to be issued in respect of New El Paso options, New El Paso restricted shares and shares of New El Paso common stock deemed to be issued in respect of New El Paso performance RSUs (collectively, the “New El Paso Equity Award Shares”) will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following: (i) $25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Per Share Warrant Consideration”) (a “Cash Election”); or (ii) 0.4187 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $16.16 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration (a “Mixed Election”). Each person will be permitted to make one election with respect to all (but not less than all) of such person’s New El Paso Equity Award Shares.

The first merger and second merger were considered and approved at a special meeting of Old El Paso stockholders held on March 9, 2012. Pending receipt of all necessary regulatory approvals and the satisfaction of certain other closing conditions specified in the Merger Agreement, we currently expect the second merger will be consummated in May 2012.

Enclosed is an Election Form and related documents that pertain to the second merger. Please complete, sign and return the Election Form to Kinder Morgan’s exchange agent, Computershare, in order to make an election. In addition, enclosed is an Election Information Booklet for your reference. Please use the enclosed envelope to return your Election Form. Do not send your Election Form to New El Paso, Old El Paso or Kinder Morgan.

The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline. You will have at least twenty business days (and thirty calendar days) from the first date on which this Election Form is mailed to make your election. In the event that the expected effective time of the second merger and the election deadline change, we will announce the revised dates, in a press release, on our web sites at www.kindermorgan.com and www.elpaso.com, and in a filing with the Securities and Exchange Commission (the “SEC”). You may also obtain up-to-date information regarding the election deadline by calling MacKenzie Partners, Inc., Kinder Morgan’s Information Agent, at (800) 322-2885.

There is a limited period of time for you to deliver your Election Form. Therefore, we encourage you to submit your Election Form promptly. If you do not make a valid election, you will be deemed to have made a Mixed Election for all of your New El Paso Equity Award Shares.

For a full discussion of the transactions and the effect of your election, see the information statement/proxy statement/prospectus, dated March 23, 2012, as amended (the “Proxy Statement”), a copy of which has been delivered herewith. You are able to obtain free copies of the Proxy Statement and other documents filed with the Securities and Exchange Commission by Kinder Morgan and New El Paso through the web site maintained by the SEC at www.sec.gov. THE INFORMATION CONTAINED IN THE PROXY STATEMENT IS BASED ON POST-EFFECTIVE AMENDMENT NO. 2 TO KINDER MORGAN’S REGISTRATION STATEMENT ON FORM S-4, DATED MARCH 1, 2012, AND DOES NOT REFLECT SUBSEQUENT DEVELOPMENTS. However, the Proxy Statement incorporates by reference subsequent filings with the Securities and Exchange Commission by New El Paso and Kinder Morgan. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

email: election@mackenziepartners.com

Richard D. Kinder
Chairman and Chief Executive Officer

This Election Form is dated April 2, 2012 and is first being mailed to stockholders of El Paso on or about April 2, 2012.

INSTRUCTIONS

(Please read carefully the instructions below)

1. Election Deadline: The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan, Inc. will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline. You will have at least twenty business days (and thirty calendar days) from the first date on which this Election Form is mailed to make your election. We will publicly announce the anticipated Election Deadline at least five business days prior to the anticipated Election Deadline. The Exchange Agent, in its sole discretion, will determine whether any Election Form is received on a timely basis and whether an Election Form has been properly completed.

2. Revocation or Change of Election Form: Any Election Form may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have discretion to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

3. Method of Delivery: Your Election Form must be sent or delivered to the Exchange Agent. Do not send them to New El Paso, Old El Paso, Kinder Morgan or the Information Agent. The method of delivery (mail, overnight delivery service) of the Election Form is at your option and risk. Delivery will be deemed effective only when received. A return envelope is enclosed.

TO EQUITY AWARD HOLDERS OF EL PASO CORPORATION

(FORMERLY KNOWN AS SIRIUS HOLDINGS MERGER CORPORATION)

ELECTION INFORMATION BOOKLET

This information booklet from Kinder Morgan, Inc. (“Kinder Morgan”) is provided to equity award holders of El Paso Corporation (formerly known as Sirius Holdings Merger Corporation and referred to herein as “New El Paso”) (who were former equity award holders of El Paso Corporation now known as El Paso LLC and referred to herein as “Old El Paso”). It answers frequently asked questions, briefly describes your options and provides information and instructions on how to make your election with respect to all (but not less than all) of the “net exercise shares” deemed to be issued in respect of your options to purchase shares of New El Paso common stock, New El Paso restricted shares and shares of New El Paso common stock deemed to be issued in respect of your New El Paso performance RSUs (collectively, the “New El Paso Equity Award Shares”). We urge you to read the instructions to the enclosed Election Form carefully and review the Frequently Asked Questions below, as well as the information statement/proxy statement/prospectus dated March 23, 2012, as amended (the “Proxy Statement”). After reviewing this material, please complete the Election Form and send it in the enclosed envelope to New El Paso’s exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”). If you have additional questions after reading this material, you should contact MacKenzie Partners, Inc. at 1-800-322-2885.

The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline.

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Form?

Pursuant to the Agreement and Plan of Merger, dated as of October 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Kinder Morgan, Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, Old El Paso, New El Paso and Sirius Merger Corporation, a Delaware corporation, Kinder Morgan will acquire New El Paso through a series of steps, which include what are referred to as the first merger and the second merger. The first merger involved only Old El Paso and two of its subsidiaries. Pursuant to the first merger, which occurred on March 26, 2012, each outstanding share of Old El Paso common stock was converted into one share of common stock of New El Paso, and each outstanding El Paso equity award was converted, on the same terms and conditions, into an equivalent New El Paso equity award (i.e., an equity award denominated in shares of common stock of New El Paso). As of the effective time of the first merger, all certificates representing shares of Old El Paso common stock are deemed to represent shares of New El Paso common stock.

Subject to the terms and conditions of the Merger Agreement,

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each option to purchase shares of New El Paso common stock outstanding immediately prior to the second merger (whether or not vested), by virtue of the occurrence of the second merger and without any action on the part of any holder of an option, will, immediately prior to the second merger, be deemed exercised for that number of shares of New El Paso common stock (referred to as the “net exercise shares”) equal to, rounded down to the nearest whole share, (i) the number of shares of New El Paso common stock subject to the option immediately prior to the second merger minus (ii) the number of whole and partial (computed to the nearest four decimal places) shares of New El Paso common stock subject to the option which, when multiplied by the “fair market value” (as defined in the applicable equity award plan) of a share of New El Paso common stock as of immediately prior to the second merger, is equal to the aggregate exercise price of such option.

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each share of restricted new El Paso common stock (as converted in connection with the first merger and referred to as a “New El Paso restricted share”) that is outstanding immediately prior to the second merger will, upon the second merger, automatically vest.

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each New El Paso restricted stock unit that is subject to vesting based on the achievement of performance conditions (as converted in connection with the first merger and referred to as a “New El Paso performance RSU”) that is outstanding immediately prior to the second merger will, upon the second merger, vest based on a target payout percentage of 100%, and shares of New El Paso common stock will be deemed to be issued in settlement therefor.

All New El Paso Equity Award Shares will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following:

(i) $25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Per Share Warrant Consideration”); or

(ii) 0.4187 of a share of Kinder Morgan Class P common stock (which, based on $38.60, the closing price of Kinder Morgan Class P common stock as of March 23, 2012 had a value of $16.16 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration.

Each person will be permitted to make one election with respect to all (but not less than all) of such person’s New El Paso Equity Award Shares. The second merger will result in Old El Paso and New El Paso becoming wholly owned subsidiaries of Kinder Morgan. For a full discussion of the transactions and the effect of your election, see the information statement/proxy statement/prospectus, dated March 23, 2012, as amended (the “Proxy Statement”), a copy of which has been delivered herewith. You are able to obtain free copies of the Proxy Statement and other documents filed with the Securities and Exchange Commission by Kinder Morgan and New El Paso through the web site maintained by the SEC at www.sec.gov. THE INFORMATION CONTAINED IN THE PROXY STATEMENT IS BASED ON POST-EFFECTIVE AMENDMENT NO. 2 TO KINDER MORGAN’S REGISTRATION STATEMENT ON FORM S-4, DATED MARCH 1, 2012, AND DOES NOT REFLECT SUBSEQUENT DEVELOPMENTS. However, the Proxy Statement incorporates by reference subsequent filings with the Securities and Exchange Commission by New El Paso and Kinder Morgan. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

email: election@mackenziepartners.com

An Election Form is being mailed to each holder of New El Paso Equity Award Shares. It is to be used to make a single cash election or a mixed election with respect to all (but not less than all) of your New El Paso Equity Award Shares.

2.	What is the Election Form?

The enclosed Election Form lets us know your preferred form of payment (based on the election you make) for your New El Paso Equity Award Shares.

3.	How do I complete the Election Form?

The Election Form is divided into separate sections. Instructions for completing each section are set forth in the Election Form, where applicable.

When completed, please sign and date the Election Form and send it to Computershare in the enclosed envelope so that you can make your election to receive either (i) cash and warrants to purchase shares of Kinder Morgan Class P common stock, or (ii) a combination of cash and shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock. Please see Question 12 for important information concerning the transmittal of your Election Form to Computershare.

Consistent with the terms of the Merger Agreement, the Election Form authorizes the Exchange Agent, Computershare Trust Company, N.A., to take all actions necessary to accomplish the delivery of the shares of Kinder Morgan Class P common stock, warrants to purchase shares of Kinder Morgan Class P common stock and/or cash in exchange for your New El Paso Equity Award Shares.

Please return the Election Form in the enclosed envelope.

4.	When is my Election Form due?

Your Election Form must be RECEIVED by the Exchange Agent by the Election Deadline. We will publicly announce the anticipated Election Deadline at least five business days prior to the anticipated Election Deadline. You will have at least twenty business days from the first date on which this Election Form is mailed to make your election.

5.	What if I do not send a form of election or it is not received?

If you do not make a valid election with respect to all (but not less than all) of your New El Paso Equity Award Shares, or if the exchange agent does not receive a properly completed form of election from you before the election deadline and any additional documents required by the procedures set forth in the form of election, then you will have no control over the type of merger consideration you receive. Each person who does not make an election with respect to his or her New El Paso Equity Award Shares will be deemed to have made a mixed election with respect to all of his or her New El Paso Equity Award Shares. You bear the risk of delivery and should send any form of election by courier to the appropriate address shown in the form of election.

6.	I have received more than one set of election materials related to the Merger Agreement. Do I need to complete them all?

Yes. If you received more than one set of election materials, this indicates that, in addition to your New El Paso Equity Award Shares, you own shares of common stock of New El Paso (and such shares may be owned in more than one manner or in more than one name). For example, you may own shares registered directly with New El Paso; you may own New El Paso shares through a third party, such as a broker; or you may own shares in both single name and joint name. Each set of election materials you receive in addition to this election form is specific to the manner in which you hold shares of New El Paso common stock. Failure to properly complete such an additional Election Form or a Letter of Transmittal means that no election will be made with respect to the shares to which that Election Form and Letter of Transmittal applies, in which case you will be deemed to have made a mixed election with respect to the shares to which that Election Form and Letter of Transmittal applies.

7.	Can I change my election after the form of election has been submitted?

Yes. You may revoke your election prior to the election deadline by submitting a written notice of revocation to the Exchange Agent or by submitting new election materials. Revocations must specify such other information as the Exchange Agent may request. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice of materials must be received by the Exchange Agent by the Election Deadline in order for the revocation or new election to be valid.

8.	Am I guaranteed to receive what I ask for on the election form?

No. If you make a cash election and the cash election is oversubscribed, then you will receive a portion of the merger consideration in stock. Accordingly, you may not receive exactly the type of consideration you elect to receive in the second merger, but instead will receive a mix of stock and cash calculated based on (i) the number of shares making each type of election, (ii) the requirement under the Merger Agreement to preserve the overall mix such that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, and (iii) the need to preserve the intended treatment of the transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The proration rules referenced in this paragraph are explained in detail under the caption “The Transactions — New El Paso Stockholders Making Elections,” beginning in the Proxy Statement.

9.	Will I receive any fractional shares or fractional warrants?

No. No fractional shares of Kinder Morgan Class P common stock and no fractional warrants to purchase a share of Kinder Morgan Class P common stock will be delivered in the second merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of Kinder Morgan Class P common stock or any fractional warrant to purchase a share of Kinder Morgan Class P common stock you might otherwise have been entitled to receive, based on a portion of the proceeds from the sale of all fractional shares in the market by the Exchange Agent.

10.	How long will it take to receive cash or Kinder Morgan Class P shares after the effective date of the second merger?

After the effective time of the second merger, upon the execution of such documents (if any) as may be reasonably be required by the Exchange Agent, you will receive the cash or cash and shares of Kinder Morgan Class P common stock and warrants to purchase shares of Kinder Morgan Class P common stock as soon as practicable from the Exchange Agent.

Shares of Kinder Morgan Class P common stock will be issued via a Direct Registration System® (DRS) stock distribution statement. You will not receive a stock certificate.

Each warrant to purchase a share of Kinder Morgan Class P common stock will be issued as soon as practicable from the Exchange Agent.

Kinder Morgan and New El Paso hope to complete the transactions as soon as reasonably practicable and currently expect the closing to be consummated in May 2012. However, the transactions are subject to regulatory approvals and the satisfaction or waiver of other conditions, as described in the Merger Agreement, and it is possible that factors outside the control of Kinder Morgan or New El Paso could result in the second merger being completed at an earlier time, a later time or not at all. There can be no assurance as to when or if the second merger will close.

11.	What are the tax consequences associated with each of the election options? Will amounts be deducted and withheld to satisfy tax withholding obligations applicable to the consideration otherwise payable in respect of my New El Paso Equity Award Shares?

Different tax consequences may be associated with each of the election options. The tax consequences to you of the second merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your New El Paso Equity Award Shares for cash and warrants to purchase shares of Kinder Morgan Class P common stock, or a combination of shares of Kinder Morgan Class P common stock, cash and warrants to purchase shares of Kinder Morgan Class P common stock. You can also refer to the general description of tax consequences under the caption, “The Transaction — Material U.S. Federal Income Tax Consequences of the Transactions” in the Proxy Statement.

Regardless of the election you make, note that a certain amount may be deducted and withheld from the consideration otherwise payable to you in respect of your New El Paso Equity Award Shares to satisfy federal, state, local, foreign and other tax laws.

12.	How should I send in my signed documents?

An envelope addressed to the Exchange Agent is enclosed with this package. You may use this envelope to return your Election Form and any additional documentation that may be required to make your election complete. If you do not have the envelope, you may send the Election Form and any additional documentation to:

If delivering by mail:	By Facsimile Transmission:	If delivering by courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011	For Eligible Institution Only: (617) 360-6810	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V
Providence, RI 02940-3011	For Confirmation Only Telephone: (781) 575-2332	250 Royall Street Canton, MA 02021

We recommend that you mail your Election Form and any additional documentation by registered mail, properly insured, with return receipt requested. You may instead choose to send your documentation to the Exchange Agent by an overnight delivery service, also properly insured. The amount of insurance that may be purchased from overnight delivery services may be greater than is available if you send the documents by mail. Please do not return any documents to New El Paso, El Paso, Kinder Morgan or the Information Agent.

Unless the Election Form and any additional required documentation is actually received by the Exchange Agent, delivery is not effected and you will bear the risk of loss.

12.	Who do I call if I have additional questions?

You may contact MacKenzie Partners, Inc. at (800) 322-2885.

Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Name (as shown on your income tax return)
Business name/disregarded entity name, if different from above
Check appropriate box for federal tax classification:
☐ Individual/sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate	☐ Exempt payee
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶
☐ Other (see instructions) ▶
Address (number, street, and apt. or suite no.)	Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.	Social security number

		-	-

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.	Employer identification number

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Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

— An individual who is a U.S. citizen or U.S. resident alien,

— A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

— An estate (other than a foreign estate), or

— A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X	Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011)	Page 2

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

— The U.S. owner of a disregarded entity and not the entity,

— The U.S. grantor or other owner of a grantor trust and not the trust, and

— The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 12-2011)	Page 3

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for ...	THEN the payment is exempt for ...
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011)	Page 4

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
For this type of account:	Give name and SSN of:

1.   Individual

2.   Two or more individuals (joint account)

3.   Custodian account of a minor (Uniform Gift to Minors Act)

4.   a. The usual revocable savings trust (grantor is also trustee)

      b.So-called trust account that is not a legal or valid trust under state law

5.   Sole proprietorship or disregarded entity owned by an individual

6.  Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))

The individual The actual owner of the account or, if combined funds, the first individual on the account [1] The minor [2] The grantor-trustee [1] The actual owner [1] The owner [3] The grantor*

For this type of account:	Give name and EIN of:
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
[2]	Circle the minor’s name and furnish the minor’s SSN.
[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.

ELECTION FORM AND LETTER OF TRANSMITTAL

To accompany certificates of common stock, par value $3.00 per share, of

El Paso Corporation (“New El Paso” f/k/a Sirius Holdings Merger Corporation)

This Election Form and Letter of Transmittal may be used to make an election only with respect to certain shares of New El Paso common stock you hold. You may receive additional Election Forms and/or Letters of Transmittal with respect to shares of New El Paso common stock held by you in another manner or in another name or with respect to equity awards you hold (if any). The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan, Inc. will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline.

Your El Paso Corporation Stock Certificates:

Locate the listed certificates.

Certificate Numbers	Shares	Certificate Numbers	Shares

XXXX12345678	12345678901234	XXXX12345678	12345678901234

XXXX12345678	12345678901234	XXXX12345678	12345678901234

XXXX12345678	12345678901234	XXXX12345678	12345678901234

XXXX12345678	12345678901234	XXXX12345678	12345678901234

XXXX12345678	12345678901234	XXXX12345678	12345678901234

You hold more than 10 certificates, not all certificates can be listed on this form.
Other Certificate Total	Total Certificated Shares	Shares Held By Us	Total Shares
12345678901234	12345678901234	12345678901234	12345678901234

Complete the box(es) on the reverse side to make an election to receive (i) 0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Stock Election”), (ii) $25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Cash Election”) or (iii) 0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “Mixed Election”), each of which is subject to proration, adjustment and certain limitations as set forth in the Merger Agreement (as defined in the Instructions). If no box is checked or you elect to make “No Election,” you will be deemed to have made a “Mixed Election” for your shares of New El Paso common stock, upon the terms of and subject to the conditions of Merger Agreement.

■	1 2 3 4 5 6 7 8 9 0 1 2 3 4	2 E L C	C O Y C	C L S	+

ELECTION CHOICES	+

I hereby elect to receive the following as consideration for my shares of New El Paso common stock held in this account:

STOCK ELECTION (0.9635 of a share of Kinder Morgan Class P common stock and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a stock election with respect to ALL of your New El Paso shares.

☐	Mark this box to elect to make a stock election with respect to the following number of your New El Paso shares. Please fill in the number of shares for which you would like to make a stock election.

CASH ELECTION ($25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a cash election with respect to ALL of your New El Paso shares

☐	Mark this box to elect to make a cash election with respect to the following number of your New El Paso shares. Please fill in the number of shares for which you would like to make a cash election.

MIXED ELECTION (0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a mixed election with respect to ALL of your New El Paso shares

☐	Mark this box to elect to make a mixed election with respect to the following number of your New El Paso shares. Please fill in the number of shares for which you would like to make a mixed election.

NO ELECTION

☐	Mark this box to make no election with respect to ALL of your New El Paso shares.

You will be deemed to have made a “MIXED ELECTION” if:

A.	You fail to follow the instructions on the “Election Form and Letter of Transmittal” or otherwise fail properly to make an election;

B.	A properly completed “Election Form and Letter of Transmittal,” together with your stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, is not actually received by the Exchange Agent at or before the Election Deadline;

C.	You properly and timely revoke a prior election without making a new election; or

D.	You check the “No Election” box above.

These elections will be subject to proration based on (i) a proration adjustment if cash consideration is oversubscribed, (ii) a proration adjustment if cash consideration is undersubscribed and (iii) a proration adjustment to preserve the intended treatment of the transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

No guarantee can be made that you will receive the amount of cash consideration or stock consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the shares of New El Paso common stock being exchanged. You are encouraged to obtain current market quotations for Kinder Morgan Class P common stock when making your election.

To be effective, this Election Form and Letter of Transmittal must be properly completed, signed and delivered to the Exchange Agent at one of the addresses listed in the Election and Transmittal Information Booklet, together with your stock certificate(s), confirmation of book-entry transfer or a properly completed Notice of Guaranteed Delivery, by the Election Deadline. Do not send your election materials to New El Paso, Old El Paso, Kinder Morgan or the Information Agent.

SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions 5, 6, 7 and 8.

By signing below, I represent and warrant as follows:

(1) I have full power and authority to surrender the New El Paso shares represented by the stock certificate(s) surrendered herewith or transferred in book-entry form, or covered by a guarantee of delivery, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my New El Paso shares.

(2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Form and Letter of Transmittal, duly completed and manually signed, together with any stock certificate(s) representing New El Paso shares and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the New El Paso shares will be determined by the Exchange Agent.

(3) I understand that, pending the completion of the second merger, I may not and shall not sell or otherwise transfer the New El Paso shares subject to this Election Form unless the Merger Agreement is terminated or I properly revoke this election prior to the Election Deadline.

(4) I acknowledge that, until I properly surrender the certificate(s) representing the New El Paso shares to which this Election Form and Letter of Transmittal relates or properly transfer such New El Paso shares in book-entry form, I will not receive any consideration issuable or payable in connection with the second merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election and Transmittal Information Booklet.

Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov). See Instruction 9.

Signature of owner	Signature of co-owner, if any
Area Code/Phone Number

SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction 6.

Unless the shares were tendered by the registered holder(s) of the common stock, or for the account of a member of a Eligible Institution, your signature(s) must be guaranteed by an Eligible Institution.

Authorized Signature	Name of Firm

Address of Firm – Please Print

■	1 2 3 4 5 6 7 8 9 0 1 2 3 4	3 E L C	C O Y C	C L S	+

SPECIAL PAYMENT AND DELIVERY FORM

The merger consideration will be issued in the name and address provided on the Election Form and Letter of Transmittal unless instructions are given in the boxes below.

Special Payment and Issuance Instructions

(See Instructions 5, 6 and 7)

To be completed ONLY if the merger consideration is to be issued to a name that is different from the name on the surrendered certificate(s).

Issue	☐ Check to:

☐ Share certificate(s) to:

☐ Warrant(s) to:

Name(s):
(Please Print)
Address:
Telephone Number:

Special Payment and Issuance Instructions

(See Instructions 5, 6 and 7)

To be completed ONLY if the merger consideration is to be issued to an address that is different from the address reflected above.

Deliver	☐ Check to:

☐ Share certificate(s) to:

☐ Warrant(s) to:

Name(s):
(Please Print)
Address:
Telephone Number:

ELECTION FORM

PLEASE RETURN IN THE ACCOMPANYING ENVELOPE OR

SEND BY FACSIMILE OR OVERNIGHT DELIVERY

The deadline for submitting election forms (the “Election Deadline”) has not yet been determined. Kinder Morgan, Inc. will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. The effective time of the second merger will occur two business days after the Election Deadline. Election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of the Election Deadline.

Mail or send by facsimile or overnight delivery service this Election Form to the Exchange Agent:

If delivering by mail:	By Facsimile Transmission:	If delivering by courier:
Computershare Trust Company, N.A.	(617) 360-6810	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions		c/o Voluntary Corporate Actions
P.O. Box 43011		Suite V
Providence, RI 02940-3011	For Confirmation Only Telephone:	250 Royall Street
	(781) 575-2332	Canton, MA 02021

For Information Call MacKenzie Partners, Inc. at 1-800-322-2885.

Pursuant to the Agreement and Plan of Merger, dated as of October 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Kinder Morgan, Sherpa Merger Sub, Inc., a Delaware corporation, Sherpa Acquisition, LLC, a Delaware limited liability company, El Paso LLC, formerly a Delaware corporation known as EI Paso Corporation (“Old EI Paso”), Sirius Holdings Merger Corporation, a Delaware corporation now known as EI Paso Corporation (“New El Paso”) and Sirius Merger Corporation, a Delaware corporation, Kinder Morgan will acquire New El Paso through a series of steps, which include what are referred to as the first merger and the second merger. The first merger involved only Old EI Paso and two of its subsidiaries. Pursuant to the first merger, which occurred on March 26, 2012, each outstanding share of Old El Paso common stock was converted into one share of common stock of New EI Paso, and each outstanding EI Paso equity award was converted, on the same terms and conditions, into an equivalent New EI Paso equity award (i.e., an equity award denominated in shares of common stock of New EI Paso). As of the effective time of the first merger, all certificates representing shares of Old El Paso common stock are deemed to represent shares of New El Paso common stock.

■	2 L T R	C O Y	+

01EW3J

Subject to the terms and conditions of the Merger Agreement,

•	each option to purchase shares of New El Paso common stock outstanding immediately prior to the second merger (whether or not vested), by virtue of the occurrence of the second merger and without any action on the part of any holder of an option, will, immediately prior to the second merger, be deemed exercised for that number of shares of New El Paso common stock (referred to as the “net exercise shares”) equal to, rounded down to the nearest whole share, (i) the number of shares of New El Paso common stock subject to the option immediately prior to the second merger minus (ii) the number of whole and partial (computed to the nearest four decimal places) shares of New El Paso common stock subject to the option which, when multiplied by the “fair market value” (as defined in the applicable equity award plan) of a share of New El Paso common stock as of immediately prior to the second merger, is equal to the aggregate exercise price of such option.

•	each share of restricted new El Paso common stock (as converted in connection with the first merger and referred to as a “New El Paso restricted share”) that is outstanding immediately prior to the second merger will, upon the second merger, automatically vest.

•	each New El Paso restricted stock unit that is subject to vesting based on the achievement of performance conditions (as converted in connection with the first merger and referred to as a “New El Paso performance RSU”) that is outstanding immediately prior to the second merger will, upon the second merger, vest based on a target payout percentage of 100%, and shares of New El Paso common stock will be deemed to be issued in settlement therefor.

All net exercise shares deemed to be issued in respect of New El Paso options, New El Paso restricted shares and shares of New El Paso common stock deemed to be issued in respect of New El Paso performance RSUs (collectively, the “New El Paso Equity Award Shares”) will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following:

(i)	$25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock; or

(ii)	0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock.

Each person will be permitted to make one election with respect to all (but not less than all) of such person’s New El Paso Equity Award Shares.

The second merger will result in Old El Paso and New El Paso becoming wholly owned subsidiaries of Kinder Morgan. For a full discussion of the transactions and the effect of your election, see the information statement/proxy statement/prospectus, dated March 23, 2012, as amended (the “Proxy Statement”), a copy of which has been delivered herewith. You are able to obtain free copies of the Proxy Statement and other documents filed with the Securities and Exchange Commission by Kinder Morgan and New El Paso through the web site maintained by the SEC at www.sec.gov. The information contained in the Proxy Statement is based on Post-Effective Amendment No. 2 to Kinder Morgan’s Registration Statement on Form S-4, dated March 1, 2012, and does not reflect subsequent developments. However, the Proxy Statement incorporates by reference subsequent filings with the Securities and Exchange Commission by New El Paso and Kinder Morgan. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

email: election@mackenziepartners.com

This election governs the consideration that you will receive with respect to your New El Paso Equity Award Shares if the second merger is consummated. This election may also affect the income tax treatment of the consideration that you receive.

DESCRIPTION OF NEW EL PASO EQUITY AWARD SHARES WITH RESPECT TO ALL
(BUT NOT LESS THAN ALL) OF WHICH YOU MAY MAKE ONE ELECTION
Net Exercise Shares (deemed to be issued in respect of options to purchase shares of New EI Paso common stock)	ALL
New EI Paso Restricted Shares	ALL
Shares of New EI Paso common stock deemed to be issued in respect of New EI Paso Performance RSUs	ALL
TOTAL NUMBER OF NEW EL PASO EQUITY AWARD SHARES	ALL

Complete the box(es) below to make an election to receive (i) $25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “cash election”), or (ii) 0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock (the “mixed election”), each of which is subject to proration, adjustment and certain limitations as set forth in the Merger Agreement. If no box is checked or you elect to make “no election”, you will be deemed to have made a “mixed election” for all of your New El Paso Equity Award Shares, subject to the terms of, and proration adjustments in, the Merger Agreement.

ELECTION CHOICES

I hereby elect to receive the following as consideration for all (but not less than all) of my New El Paso Equity Award Shares: [CHECK ONE BOX ONLY]

CASH ELECTION ($25.91 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a cash election with respect to ALL of your New El Paso Equity Award Shares

MIXED ELECTION (0.4187 of a share of Kinder Morgan Class P common stock, $14.65 in cash without interest and 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock)

☐	Mark this box to elect to make a mixed election with respect to ALL of your New El Paso Equity Award Shares.

NO ELECTION

☐	Mark this box to make no election with respect to ALL of your New El Paso Equity Award Shares

You will be deemed to have made a “MIXED ELECTION” if:

A.	You fail to follow the instructions on this “Election Form” or otherwise fail properly to make an election; or

B.	A completed “Election Form” is not actually received by the Election Deadline; or

C.	You check the “No Election” box above.

These elections will be subject to proration based on (i) a proration adjustment if cash consideration is oversubscribed, (ii) a proration adjustment if cash consideration is undersubscribed, and (iii) a proration adjustment to preserve the intended treatment of the transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

To be effective, this Election Form must be properly completed, signed and delivered to the Exchange Agent at the address above prior to the Election Deadline. Do not send this document to New El Paso, Old El Paso, Kinder Morgan or the Information Agent.

By signing this election form, I represent and warrant as follows:

(1) I have full power and authority to make the election contained herein with respect to all of my New El Paso Equity Award Shares, in each case free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to give effect to my election with respect to my New El Paso Equity Award Shares.

(2) I understand that no election is made in acceptable form until receipt by the Exchange Agent of this Election Form, duly completed and manually signed, together with all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any election with respect to my New El Paso Equity Award Shares will be determined by the Exchange Agent.

SIGNATURE REQUIRED

Signature of Equity Award Holder

Name of Equity Award Holder

Title, if any

Important: Area Code/Phone Area code/Phone No.